Dreyfus Premier Growth and Income Fund

SEMIANNUAL REPORT March 31, 2007



Dreyfus

A Mellon Financial Company℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Growth and Income Fund, covering the six-month period from October 1, 2006, through March 31, 2007.

Recent volatility in U.S. stock and bond markets has suggested to us that investors' appetite for risk may be waning. Until late February 2007, the appetite for risk was relatively high, even in market sectors where the danger of fundamental deterioration was clear, such as "sub-prime" mortgages. While overall valuation levels within the broad stock and bond markets seemed appropriate to us, prices of many lower-quality assets did not fully compensate investors for the risks they typically entail.

Heightened volatility sometimes signals a shift in the economy, but we do not believe this currently is the case. We continue to expect a midcycle economic slowdown and a monetary policy of "prolonged pause and eventual ease." Tightness in the labor market should ease, with the unemployment rate driven somewhat higher by housing-related layoffs. While we believe there will be a gradual moderation of both CPI and PCE "core" inflation — a measure of underlying long-term inflation that generally excludes energy and food products — we expect the Fed to remain vigilant against inflation risks as it continues to closely monitor upcoming data. As always, your financial advisor can help you identify the investments that may help you potentially profit from these trends and maintain an asset allocation strategy that's suited for your needs.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
April 16, 2007



DISCUSSION OF FUND PERFORMANCE

John B. Jares, CFA, Portfolio Manager

How did Dreyfus Premier Growth and Income Fund perform relative to its benchmark?

For the six-month period ended March 31, 2007, the fund produced total returns of 5.53% for Class A shares, 5.11% for Class B shares, 5.07% for Class C shares, 5.81% for Class R shares and 5.29% for Class T shares.[1] This compares with the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), which produced a total return of 7.38% for the same period.[2] The Russell 1000 Growth Index, which more closely reflects the fund's current composition, returned 7.19% for the period.[3]

A favorable backdrop of moderating oil prices and steady interest rates supported stock market gains in spite of heightened volatility later in the reporting period. Although the fund produced a positive absolute return, much of its relative underperformance came in the second half of the reporting period, as weak stock picking in numerous sectors caused it to lag both the S&P 500 Index and the Russell 1000 Growth Index.

What is the fund's investment approach?

The fund seeks long-term capital growth, current income and growth of income, consistent with reasonable investment risk, by investing primarily in domestic and foreign stocks that may include common, preferred and convertible securities, including those issued in initial public offerings. When choosing stocks, we use a "growth" style of investing, searching for companies whose fundamental strengths suggest the potential for superior earnings growth over time. We use a consistent, bottom-up approach that emphasizes individual stock selection, and we perform qualitative and quantitative in-house research to determine whether a stock meets our investment criteria. Income is primarily generated from dividend-paying stocks.

What other factors influenced the fund's performance?

Favorable economic factors such as lower oil prices, a healthy labor market and stable short-term interest rates generally boosted stock prices during the reporting period, with every sector in the S&P 500 Index posting positive absolute returns. Although volatility in overseas markets and an increase in U.S. subprime mortgage delinquencies rattled markets in late February and early March, the U.S. stock market rebounded by the reporting period's end.

Our security selection strategy in the information technology sector contributed positively to the fund's relative performance. Apple Computer continued to perform well due to the ongoing popularity of its personal computing and consumer electronics products. Hardware manufacturer Hewlett-Packard saw its stock price rise in the wake of a successful business refocusing and market share gains in the personal computer industry. Adobe Systems' stock price increased after it reported respectable quarterly earnings, and Yahoo! benefited from a retooling of its search engine for improved click-through optimization.

The fund's intensive, bottom-up stock-picking approach also led to strong results in the industrials and consumer staples sectors. Continental Airlines fared well as business efficiencies and industry consolidation prompted the beginning of a turnaround in the cyclical airline industry. Successful restructurings by Avon Products and Colgate-Palmolive spurred these consumer staples companies' advances. Cosmetic and skin-care company Avon streamlined its management structure and increased investment in its advertising. Colgate-Palmolive's revenue growth exceeded analysts' expectations, which, along with its exposure to foreign markets, helped to bolster its stock price. International confectionary and beverage provider Cadbury Schweppes, ADR, benefited as value-enhancing business changes were initiated by international financier Nelson Peltz. Unilever also performed strongly as speculation arose that this global food, home and personal care manufacturer may be the next subject of Mr. Peltz' attention.

The fund's security selection strategy in the health care sector proved detrimental to relative performance during the reporting period. Biotechnology therapeutics company Amgen saw its stock price suffer amid concerns over a regulatory warning regarding safety issues, the anticipated introduction of a competing therapeutic vaccine by a rival, and potentially reduced sales volume for its red-blood cell stimulating drug EPOGEN® due to industry changes regarding recommended dosage levels. Consequently, we sold our positions in Amgen during the reporting period.

Finally, relatively low exposure to the energy sector, as well as a lack of utilities and telecommunication services stocks, weighed on the funds' relative performance as all three sectors posted double-digit returns for the S&P 500 Index.

What is the fund's current strategy?

As of the end of the reporting period, we have retained the fund's mildly defensive positioning. However, we may transition the portfolio over the next few months to a less cautious posture by reducing exposure to some traditionally defensive sectors, such as the consumer staples area, while lifting our allocation to others, namely the consumer discretionary sector. We also have considered investing more in companies, such as railroads and shipping businesses, which tend to be relatively sensitive to economic changes. A more cyclical investment posture may benefit the fund if the economy reaccelerates after the current slowdown. As always, we have continued to rely on our bottom-up research process to identify companies that, in our judgment, have the potential to achieve superior revenue and earnings growth.

April 16, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER, INC. – Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Standard &Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance. The Index does not take into account fees and expenses to which the fund is subject.*

[3] *SOURCE: LIPPER, INC. – Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Russell 1000 Growth Index is an unmanaged index which measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Index does not take into account fees and expenses to which the fund is subject.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Growth and Income Fund from October 1, 2006 to March 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended March 31, 2007

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 8.71	$ 12.84	$ 12.53	$ 8.42	$ 10.19
Ending value (after expenses)	$1,055.30	$1,051.10	$1,050.70	$1,058.10	$1,052.90

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended March 31, 2007

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 8.55	$ 12.59	$ 12.29	$ 8.25	$ 10.00
Ending value (after expenses)	$1,016.45	$1,012.42	$1,012.72	$1,016.75	$1,015.01

† *Expenses are equal to the fund's annualized expense ratio of 1.70% for Class A, 2.51% for Class B, 2.45% for Class C, 1.64% for Class R and 1.99% for Class T, multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

March 31, 2007 (Unaudited)

Common Stocks—98.3%	Shares		Value ($)
Consumer Discretionary—8.0%			
Bed Bath & Beyond	7,709	a	309,671
Best Buy	15,840		771,725
Federated Department Stores	13,951	b	628,493
Gap	8,039		138,351
Home Depot	5,811		213,496
Walt Disney	10,064		346,504
			2,408,240
Consumer Staples—14.9%			
Altria Group	5,715		501,834
Avon Products	15,665		583,678
Cadbury Schweppes, ADR	3,781	b	194,230
Clorox	3,795		241,704
Colgate-Palmolive	9,575		639,514
Dean Foods	5,667	a	264,876
PepsiCo	2,415		153,497
Procter & Gamble	9,502		600,146
Unilever (NY Shares)	6,145		179,557
Wal-Mart Stores	17,455		819,512
Whole Foods Market	7,013		314,533
			4,493,081
Energy—4.5%			
Chevron	3,500		258,860
Exxon Mobil	10,944		825,725
Schlumberger	3,776		260,922
			1,345,507
Exchange Traded Funds—4.9%			
iShares Russell 1000 Growth Index Fund	8,788		489,140
NASDAQ-100 Trust Series 1	11,530	b	501,901
Standard & Poor's Depository Receipts (Tr. Ser. 1)	3,437	b	488,054
			1,479,095
Financial—7.0%			
American International Group	3,498		235,136
Charles Schwab	19,902		364,008
Chicago Mercantile Exchange Holdings, Cl. A	549		292,321
Citigroup	3,912		200,842

Common Stocks (continued)	Shares	Value ($)
Financial (continued)		
Goldman Sachs Group	2,292	473,596
Morgan Stanley	4,374	344,496
State Street	3,419	221,380
		2,131,779
Health Care−17.9%		
Allergan	3,994	442,615
Amylin Pharmaceuticals	8,473 a,b	316,551
Bristol-Myers Squibb	6,123	169,974
Covance	5,141 a	305,067
Eli Lilly & Co.	2,916	156,618
Genentech	3,652 a	299,902
Genzyme	2,442 a	146,569
Johnson & Johnson	9,501	572,530
Medtronic	6,156	302,013
Pfizer	9,479	239,440
Pharmaceutical Product Development	4,884	164,542
Quest Diagnostics	4,840	241,371
Schering-Plough	18,834	480,455
Thermo Fisher Scientific	7,132 a	333,421
UnitedHealth Group	5,622	297,797
Wyeth	7,757	388,083
Zimmer Holdings	6,386 a	545,428
		5,402,376
Industrial−6.7%		
E.I. du Pont de Nemours & Co.	5,375	265,686
Empresa Brasileira de Aeronautica, ADR	4,593	210,635
General Electric	31,093	1,099,448
Masco	2,679	73,405
US Airways Group	2,638 a	119,976
Waste Management	7,189	247,373
		2,016,523
Information Technology−24.6%		
Adobe Systems	20,061 a	836,544
Apple Computer	8,242 a	765,764
Autodesk	3,442 a	129,419

Common Stocks (continued)	Shares	Value ($)
Information Technology (continued)		
Automatic Data Processing	5,375	260,150
Broadcom, Cl. A	4,794 [a]	153,744
Cisco Systems	36,120 [a]	922,144
Cognos	5,179 [a]	204,001
Corning	14,261 [a]	324,295
Diebold	9,282	442,844
eBay	5,317 [a]	176,258
EMC/Massachusetts	16,787 [a]	232,500
Gilead Sciences	3,177 [a]	243,040
Hewlett-Packard	16,904 [b]	678,527
KLA-Tencor	4,371	233,062
Marvell Technology Group	22,168 [a]	372,644
Maxim Integrated Products	10,008	294,235
Nokia, ADR	15,592	357,369
SanDisk	5,081 [a,b]	222,548
Seagate Technology	11,449	266,762
Sun Microsystems	29,809 [a]	179,152
Western Union	6,977	153,145
		7,448,147
Technology Software & Services—9.8%		
Electronic Arts	10,178 [a]	512,564
Google, Cl. A	849 [a]	388,978
Microsoft	45,974	1,281,295
Texas Instruments	15,521	467,182
Yahoo!	10,247 [a]	320,629
		2,970,648
Total Common Stocks		
(cost $26,927,260)		**29,695,396**

Other Investment—2.0%

Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $610,000)	610,000 [c]	**610,000**

Investment of Cash Collateral for Securities Loaned—5.8%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $1,747,793)	1,747,793 c	**1,747,793**
Total Investments (cost $29,285,053)	**106.1%**	**32,053,189**
Liabilities, Less Cash and Receivables	**(6.1%)**	**(1,829,424)**
Net Assets	**100.0%**	**30,223,765**

ADR—American Depository Receipts

[a] *Non-income producing security.*

[b] *All or a portion of these securities are on loan. At March 31, 2007, the total market value of the fund's securities on loan is $2,374,221 and the total market value of the collateral held by the fund is $2,441,879, consisting of cash collateral of $1,747,793 and U.S. Government and agency securities valued at $694,086.*

[c] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Information Technology	24.6	Financial	7.0
Health Care	17.9	Industrial	6.7
Consumer Staples	14.9	Exchange Traded Funds	4.9
Technology Software & Services	9.8	Energy	4.5
Consumer Discretionary	8.0		
Money Market Investments	7.8		**106.1**

[†] *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

March 31, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $2,374,221)–Note 1(b):		
Unaffiliated issuers	26,927,260	29,695,396
Affiliated issuers	2,357,793	2,357,793
Cash		9,170
Receivable for investment securities sold		75,876
Dividends and interest receivable		27,460
Receivable for shares of Common Stock subscribed		21,745
Prepaid expenses		30,268
		32,217,708
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		39,899
Liability for securities on loan–Note 1(b)		1,747,793
Payable for shares of Common Stock redeemed		85,440
Payable for investment securities purchased		73,259
Interest payable–Note 2		188
Accrued expenses		47,364
		1,993,943
Net Assets ($)		**30,223,765**
Composition of Net Assets ($):		
Paid-in capital		26,523,455
Accumulated investment (loss)–net		(91,621)
Accumulated net realized gain (loss) on investments		1,023,795
Accumulated net unrealized appreciation (depreciation) on investments		2,768,136
Net Assets ($)		**30,223,765**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	25,221,165	3,010,718	1,763,853	21,176.79	206,852
Shares Outstanding	1,279,803	165,478	96,279	1,084.044	11,128
Net Asset Value Per Share ($)	**19.71**	**18.19**	**18.32**	**19.53**	**18.59**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended March 31, 2007 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $771 foreign taxes withheld at source):	
Unaffiliated issuers	178,761
Affiliated issuers	14,910
Income from securities lending	718
Total Income	**194,389**
Expenses:	
Management fee–Note 3(a)	117,235
Shareholder servicing costs–Note 3(c)	70,221
Registration fees	26,508
Distribution fees–Note 3(b)	19,292
Audit fees	18,324
Prospectus and shareholders' reports	14,183
Legal fees	8,858
Custodian fees–Note 3(c)	4,151
Directors' fees and expenses–Note 3(d)	1,494
Interest expense–Note 2	188
Loan commitment fees–Note 2	53
Miscellaneous	5,695
Total Expenses	**286,202**
Less–reduction in custody fees	
due to earnings credits–Note 1(b)	(192)
Net Expenses	**286,010**
Investment (Loss)–Net	**(91,621)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	1,135,301
Net unrealized appreciation (depreciation) on investments	638,147
Net Realized and Unrealized Gain (Loss) on Investments	**1,773,448**
Net Increase in Net Assets Resulting from Operations	**1,681,827**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended March 31, 2007 (Unaudited)	Year Ended September 30, 2006
Operations ($):		
Investment (loss)−net	(91,621)	(15,731)
Net realized gain (loss) on investments	1,135,301	4,590,575
Net unrealized appreciation (depreciation) on investments	638,147	(1,690,951)
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,681,827**	**2,883,893**
Dividends to Shareholders from ($):		
Investment income−net:		
Class A shares	−	(176,685)
Class R shares	−	(47)
Class T shares	−	(1,680)
Net realized gain on investments:		
Class A shares	(1,354,064)	−
Class B shares	(188,040)	−
Class C shares	(95,571)	−
Class R shares	(806)	−
Class T shares	(11,237)	−
Total Dividends	**(1,649,718)**	**(178,412)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	1,327,510	2,241,922
Class B shares	156,877	302,759
Class C shares	147,637	75,785
Class R shares	8,603	6,000
Class T shares	16,524	41,297
Dividends reinvested:		
Class A shares	1,220,838	157,860
Class B shares	160,391	−
Class C shares	76,544	−
Class R shares	806	47
Class T shares	11,237	1,680
Cost of shares redeemed:		
Class A shares	(2,625,000)	(6,428,625)
Class B shares	(972,590)	(2,564,788)
Class C shares	(165,080)	(519,805)
Class R shares	(349)	(2,414)
Class T shares	(178,455)	(23,142)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(814,507)**	**(6,711,424)**
Total Increase (Decrease) in Net Assets	**(782,398)**	**(4,005,943)**
Net Assets ($)		
Beginning of Period	31,006,163	35,012,106
End of Period	**30,223,765**	**31,006,163**
Undistributed investment (loss)−net	(91,621)	−

	Six Months Ended March 31, 2007 (Unaudited)	Year Ended September 30, 2006
Capital Share Transactions:		
Class A[a]		
Shares sold	66,466	120,261
Shares issued for dividends reinvested	61,699	8,490
Shares redeemed	(130,666)	(346,725)
Net Increase (Decrease) in Shares Outstanding	**(2,501)**	**(217,974)**
Class B[a]		
Shares sold	8,427	17,584
Shares issued for dividends reinvested	8,755	–
Shares redeemed	(52,321)	(146,585)
Net Increase (Decrease) in Shares Outstanding	**(35,139)**	**(129,001)**
Class C		
Shares sold	8,029	4,395
Shares issued for dividends reinvested	4,151	–
Shares redeemed	(8,673)	(29,649)
Net Increase (Decrease) in Shares Outstanding	**3,507**	**(25,254)**
Class R		
Shares sold	431	323
Shares issued for dividends reinvested	41	3
Shares redeemed	(4)	(129)
Net Increase (Decrease) in Shares Outstanding	**468**	**197**
Class T		
Shares sold	873	2,336
Shares issued for dividends reinvested	601	95
Shares redeemed	(9,220)	(1,326)
Net Increase (Decrease) in Shares Outstanding	**(7,746)**	**1,105**

[a] *During the period ended March 31, 2007, 31,807 Class B shares representing $590,178 were automatically converted to 29,522 Class A shares and during the period ended September 30, 2006, 58,143 Class B shares representing $1,015,818 were automatically converted to 54,290 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended March 31, 2007 (Unaudited)	Year Ended September 30,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	19.69	18.09	16.49	15.05	12.44	16.34
Investment Operations:						
Investment income (loss)–net [a]	(.05)	.20	.13	.02	.01	(.02)
Net realized and unrealized gain (loss) on investments	1.14	1.52	1.49	1.42	2.60	(3.49)
Total from Investment Operations	1.09	1.72	1.62	1.44	2.61	(3.51)
Distributions:						
Dividends from investment income–net	–	(.12)	(.02)	–	–	–
Dividends from net realized gain on investments	(1.07)	–	–	–	–	(.39)
Total Distributions	(1.07)	(.12)	(.02)	–	–	(.39)
Net asset value, end of period	19.71	19.69	18.09	16.49	15.05	12.44
Total Return (%) [b]	5.53[c]	9.56	9.83	9.57	20.98	(22.20)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.85[c]	1.81	1.61	1.55	1.55	1.46
Ratio of net expenses to average net assets	.85[c]	1.81	1.61	1.55	1.55	1.46
Ratio of net investment income (loss) to average net assets	(.23)[c]	.11	.71	.14	.04	(.11)
Portfolio Turnover Rate	34.52[c]	120.00	77.97	44.78	35.00	26.81
Net Assets, end of period ($ x 1,000)	25,221	25,253	27,137	30,924	30,298	21,738

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Not annualized.
See notes to financial statements.

| Class B Shares | Six Months Ended March 31, 2007 (Unaudited) | Year Ended September 30, | | | | |
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	18.33	16.87	15.51	14.27	11.91	15.77
Investment Operations:						
Investment (loss)–net[a]	(.12)	(.11)	(.01)	(.11)	(.11)	(.15)
Net realized and unrealized gain (loss) on investments	1.05	1.57	1.39	1.35	2.47	(3.32)
Total from Investment Operations	.93	1.46	1.38	1.24	2.36	(3.47)
Distributions:						
Dividends from investment income–net	–	–	(.02)	–	–	–
Dividends from net realized gain on investments	(1.07)	–	–	–	–	(.39)
Total Distributions	(1.07)	–	(.02)	–	–	(.39)
Net asset value, end of period	18.19	18.33	16.87	15.51	14.27	11.91
Total Return (%)[b]	5.11[c]	8.66	8.93	8.69	19.82	(22.76)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.25[c]	2.61	2.43	2.39	2.41	2.22
Ratio of net expenses to average net assets	1.25[c]	2.61	2.43	2.39	2.41	2.22
Ratio of net investment (loss) to average net assets	(.63)[c]	(.66)	(.08)	(.71)	(.84)	(.91)
Portfolio Turnover Rate	34.52[c]	120.00	77.97	44.78	35.00	26.81
Net Assets, end of period ($ x 1,000)	3,011	3,677	5,560	7,643	9,611	17,763

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
See notes to financial statements.

Class C Shares	Six Months Ended March 31, 2007 (Unaudited)	Year Ended September 30,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	18.45	16.96	15.59	14.33	11.94	15.80
Investment Operations:						
Investment (loss)–net[a]	(.11)	(.11)	(.01)	(.10)	(.10)	(.14)
Net realized and unrealized gain (loss) on investments	1.05	1.60	1.40	1.36	2.49	(3.33)
Total from Investment Operations	.94	1.49	1.39	1.26	2.39	(3.47)
Distributions:						
Dividends from investment income–net	–	–	(.02)	–	–	–
Dividends from net realized gain on investments	(1.07)	–	–	–	–	(.39)
Total Distributions	(1.07)	–	(.02)	–	–	(.39)
Net asset value, end of period	18.32	18.45	16.96	15.59	14.33	11.94
Total Return (%)[b]	5.07[c]	8.79	8.92	8.79	20.02	(22.76)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.22[c]	2.58	2.38	2.26	2.30	2.19
Ratio of net expenses to average net assets	1.22[c]	2.58	2.38	2.26	2.30	2.19
Ratio of net investment (loss) to average net assets	(.60)[c]	(.66)	(.06)	(.59)	(.72)	(.86)
Portfolio Turnover Rate	34.52[c]	120.00	77.97	44.78	35.00	26.81
Net Assets, end of period ($ x 1,000)	1,764	1,711	2,002	2,261	2,700	2,526

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Not annualized.
See notes to financial statements.

Class R Shares	Six Months Ended March 31, 2007 (Unaudited)	Year Ended September 30,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	19.48	17.89	16.58	15.23	12.58	16.52
Investment Operations:						
Investment income (loss)–net[a]	(.04)	(.01)	(.14)	.03	.02	(.02)
Net realized and unrealized gain (loss) on investments	1.16	1.69	1.45	1.32	2.63	(3.53)
Total from Investment Operations	1.12	1.68	1.31	1.35	2.65	(3.55)
Distributions:						
Dividends from investment income–net	–	(.09)	–	–	–	–
Dividends from net realized gain on investments	(1.07)	–	–	–	–	(.39)
Total Distributions	(1.07)	(.09)	–	–	–	(.39)
Net asset value, end of period	19.53	19.48	17.89	16.58	15.23	12.58
Total Return (%)	5.81[b]	9.44	7.90	8.86	21.06	(22.20)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.82[b]	1.89	2.83	1.40	1.47	1.43
Ratio of net expenses to average net assets	.82[b]	1.89	2.83	1.40	1.47	1.43
Ratio of net investment income (loss) to average net assets	(.20)[b]	(.03)	(.75)	.17	.11	(.11)
Portfolio Turnover Rate	34.52[b]	120.00	77.97	44.78	35.00	26.81
Net Assets, end of period ($ x 1,000)	21	12	7	1	37	31

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
See notes to financial statements.

Class T Shares	Six Months Ended March 31, 2007 (Unaudited)	2006	2005	2004	2003	2002
		Year Ended September 30,				
Per Share Data ($):						
Net asset value, beginning of period	18.67	17.21	15.76	14.52	12.16	16.11
Investment Operations:						
Investment income (loss)−net [a]	(.07)	(.07)	.01	(.12)	(.11)	(.21)
Net realized and unrealized gain (loss) on investments	1.06	1.63	1.44	1.36	2.47	(3.35)
Total from Investment Operations	.99	1.56	1.45	1.24	2.36	(3.56)
Distributions:						
Dividends from investment income−net	–	(.10)	–	–	–	–
Dividends from net realized gain on investments	(1.07)	–	–	–	–	(.39)
Total Distributions	(1.07)	(.10)	–	–	–	(.39)
Net asset value, end of period	18.59	18.67	17.21	15.76	14.52	12.16
Total Return (%) [b]	5.29[c]	9.07	9.20	8.54	19.41	(22.84)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.99[c]	2.31	2.17	2.42	2.32	2.48
Ratio of net expenses to average net assets	.99[c]	2.31	2.17	2.42	2.32	2.48
Ratio of net investment income (loss) to average net assets	(.38)[c]	(.42)	.05	(.72)	(.74)	(1.22)
Portfolio Turnover Rate	34.52[c]	120.00	77.97	44.78	35.00	26.81
Net Assets, end of period ($ x 1,000)	207	352	306	196	188	12

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Not annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Growth and Income Fund (the "fund") is a separate non-diversified series of Dreyfus Premier Equity Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering one series, the fund. The fund's investment objective is long-term capital growth, current income and growth of income, consistent with reasonable investment risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 50 million shares of $1.00 par value Common Stock in each of the following classes of shares: Class A, Class B, Class C, Class R and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund will no longer offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of March 31, 2007, MBC Investments Corp., an indirect subsidiary of Mellon Financial, held 63 of the outstanding Class R shares of the fund.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

The Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid on a quarterly basis. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The tax character of distributions paid to shareholders during the fiscal year ended September 30, 2006 were as follows: ordinary income $178,412. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended March 31, 2007 was approximately $6,500, with a related weighted average annualized interest rate of 5.82%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly.

During the period ended March 31, 2007, the Distributor retained $943 and $7 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $3,456 and $26 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares, respectively, and .25% of the value of the average daily net assets of Class T shares. During the period ended March 31, 2007, Class B, Class C and Class T shares were charged $12,426, $6,564 and $302, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at the annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended March 31, 2007, Class A, Class B, Class C and Class T shares were charged $32,426, $4,142, $2,188 and $302, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended March 31, 2007, the fund was charged $18,277 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended March 31, 2007, the fund was charged $4,151 pursuant to the custody agreement.

During the period ended March 31, 2007, the fund was charged $2,044 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $19,312, Rule 12b-1 distribution plan fees $3,057, shareholder services plan fees $6,433, custodian fees $1,966, chief compliance officer fees $3,067 and transfer agency per account fees $6,064.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) Pursuant to an exemptive order from the SEC, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended March 31, 2007, amounted to $10,561,374 and $12,837,172, respectively.

At March 31, 2007, accumulated net unrealized appreciation on investments was $2,768,136, consisting of $3,117,401 gross unrealized appreciation and $349,265 gross unrealized depreciation.

At March 31, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Directors held on March 7 and 8, 2007, the Board unanimously approved the continuation of the fund's Management Agreement with Dreyfus for a one-year term ending March 31, 2008. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus. In approving the continuance of the Management Agreement, the Board considered all factors that they believed to be relevant, including, among other things, the factors discussed below.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of Dreyfus regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. Dreyfus's representatives reviewed the fund's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus's representatives noted the various distribution channels for the fund as well as the diverse methods of distribution among other funds in the Dreyfus fund complex, and Dreyfus's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. Dreyfus also provided the number of accounts investing in the fund, as well as the fund's asset size.

The Board members also considered Dreyfus's research and portfolio management capabilities and Dreyfus's oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance, management fee and expense ratio, placing significant

emphasis on comparative data supplied by Lipper, Inc., an independent provider of mutual fund data, including contractual and actual (net of fee waivers and expense reimbursements) management fees, operating expense components and total return performance. The fund's performance was compared to that of a Performance Universe, consisting of all funds with the same Lipper classification/objective, and a Performance Group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. Similarly, the fund's contractual and actual management fee and operating expenses were compared to those of an Expense Universe, consisting of funds with the same or similar Lipper classification/objective, and an Expense Group, consisting comparable funds chosen by Lipper based on guidelines previously approved by the Board. As part of its review of expenses, the Board also considered other fund expenses, such as transfer agent fees, custody fees, 12b-1 or non-12b-1 service fees (if any), and other non-management fees, as well as any waivers or reimbursements of fees and expenses.

In its review of performance, the Board noted that the current portfolio manager was appointed in January, 2005. The Board observed that the fund's average annual total return ranked in the second quintile of its Performance Group, and the third quintile of its Performance Universe, for the one- and two-year periods ended December 31, 2006. The board further noted that the fund's yield ranked in the first or second quintile of its Performance Group and its Performance Universe for the one- and two-year periods ended December 31, 2006.

In its review of the fund's management fee and operating expenses, the Board examined the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, noting, among other things, that while the fund's contractual and actual management fees were slightly higher than the median of the Expense Group and Expense Universe, the fund's actual total expense ratio was lower than the median of the Expense Group and Expense Universe.

Representatives of Dreyfus noted that there were no affiliated mutual funds and/or separate accounts managed by Dreyfus with similar investment objectives, policies and strategies as the fund.

<u>Analysis of Profitability and Economies of Scale.</u> Dreyfus's representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider Dreyfus's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on a fund being of a substantial size and having increasing assets. Given the size of the fund, the Board deemed the consideration of economies of scale to be premature. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided. The Board also noted the fee waiver and expense reimbursement arrangements in place for the fund and its effect on Dreyfus's profitability.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management

Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.

- The Board generally was satisfied with the fund's total return and yield.

- The Board concluded that the fee paid by the fund to Dreyfus was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by Dreyfus from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by Dreyfus in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that continuation of the fund's Management Agreement was in the best interests of the fund and its shareholders.

NOTES

For More Information

**Dreyfus Premier
Growth and Income Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Class A: PEGAX	Class B: PEGBX	Class C: DGICX
	Class R: DRERX	Class T: DGITX	

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0320SA0307